26th Floor, Gloucester Tower The Landmark 15 Queen’s Road Central Hong Kong Telephone: +852 3761 3300 Facsimile: +852 3761 3301 www.kirkland.com	David Zhang To Call Writer Directly +852 3761 3318 david.zhang@kirkland.com

April 10, 2019

VIA EDGAR

Mr. David Gessert,

Ms. Pam Long,

Ms. Michelle Miller,

Mr. Marc Thomas,

AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Jiayin Group Inc.
Response to the Staff’s Comments on Amendment No. 4 to Registration
Statement on Form F-1 Filed on March 26, 2019
CIK No. 0001743102

Dear Mr. Gessert, Ms. Long, Ms. Miller and Mr. Thomas:

On behalf of our client, Jiayin Group Inc. (the “Company”), a foreign private issuer under the laws of the Cayman Islands, we are filing herewith an amendment to the Company’s Registration Statement on Form F-1 (the “Amendment No. 5”) via EDGAR with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “Securities Act”). To facilitate your review, we have separately delivered to you today five courtesy copies of the Amendment No. 5, marked to show changes to the Amendment No. 4 to Registration Statement on Form F-1 filed on March 26, 2019 (the “Amendment No. 4”).

Concurrently with filing the Amendment No. 5, the Company is hereby in this letter setting forth its response to the comments from the staff of the Commission (the “Staff”) dated April 3, 2019. The Staff’s comments are repeated below in bold and are followed by the Company’s response. We have included page references in the Amendment No. 5 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 5.

PARTNERS:     Pierre-Luc Arsenault[3] | Lai Yi Chau | David G. Couper[7] | Justin M. Dolling[6] | David Patrick Eich[1,5,6] | Liu Gan[2] | Karen K.Y. Ho | Damian C. Jacobs[6] | Ka Man Lau | Guang Li3 | Neil E.M. McDonald | Kelly Naphtali | Ram Narayan[3] | Nicholas A. Norris[6] | Derek K.W. Poon[3,6] | Paul S. Quinn | Richard C.C. Sharpe | Jesse D. Sheley# | Arthur K.H. Tso | Susan S.X. Wang | Tarun R. Warriar[6] | Li Chien Wong | Wanda T.K. Woo | David Yun[6] | Jacqueline B.N. Zheng[3,6]

REGISTERED FOREIGN LAWYERS:     Daniel J. Abercromby[6] | Damien Coles[6] | Meng Ding[3] | Daniel Dusek[3] | Jennifer Y.Y. Feng[6] | Han Gao[4] | David M. Irvine[6] | Hao-Chin Jeng[3] | Benjamin W. James[4] | Cori A. Lable[2] | Xiaoxi Lin[3] | Daniel A. Margulies[6] | Peng Qi3 | Mi Tang[3] | Wenchen Tang[3] | Liyong Xing[3] | David Zhang[3] | Yue Zhang[3]

ADMITTED IN:     [1] State of Illinois (U.S.A.); [2] Commonwealth of Massachusetts (U.S.A.); [3] State of New York (U.S.A.); [4] State of Texas (U.S.A.); [5] State of Wisconsin (U.S.A.); [6] England and Wales; [7] Queensland (Australia); # non-resident

Beijing Boston Chicago Dallas Houston London Los Angeles Munich New York Palo Alto San Francisco Shanghai Washington, D.C.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 10, 2019

Form F-1/A filed March 26, 2019

Risk Factors

We had limited experience managing our investor assurance program...., page 34

1.

You state that at your discretion you may use your working capital to repay investors in order to maintain your reputation and your business and that results of operation could be materially and adversely affected. Please disclose that during 2018, you elected to pay RMB 1,079,932 in losses due to insufficient investor assurance program funds.

The Company respectfully advises the Staff that the Company elected to transfer cash of RMB1,079,932 into designated restricted cash accounts of the investor assurance program managed by the Company due to insufficient cash balances in such accounts. When payments are made from the restricted cash accounts, the Company’s guarantee liabilities are reduced accordingly.

In response to the Staff’s comment, the Company has revised page 34 of the Amendment No. 5.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Selected Balance Sheet Items, page 115

2.

Please address year over year changes for Tax Payables, Payroll and welfare payables, Refund liabilities and Accrued expenses and other current liabilities, including when you expect to settle outstanding amounts due.

In response to the Staff’s comment, the Company has revised pages 119 and 120 of the Amendment No. 5.

Liquidity and Capital Resources, page 119

3.

You state that you became one of the first individual lending marketplaces to begin sharing credit information with Baihang Credit Co., Ltd., or Baihang Credit, which integrates, saves and processes data collected from us and multiple other companies and that you are able to report borrowers who are in default for more than eight days to Baihang Credit. Disclose how are you are able to provide borrower defaults after eight days considering that you do not track contract assets and accounts receivable on an individual loan basis and do not monitor the aging of accounts receivable and contract assets for each individual loan until maturity as disclosed in your February 6, 2019 response to us.

In response to the Staff’s comment, the Company has revised page 150 of the Amendment No. 5.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 10, 2019

The Company respectfully advises the Staff that the Company’s system allows it to track automatically the performance of each of its individual loans since the launch of its online marketplace in December 2015. The Company continuously monitors the performance of each of its individual loans from a business operation perspective. From an accounting perspective, historically the Company monitored the aging of accounts receivable and contract assets on a portfolio basis. As communicated in the Company’s response to comment No. 5 in the response letter dated February 22, 2019, after issuing its consolidated financial statements for the year ended December 31, 2017, the Company determined its charge-off policy was not in accordance with U.S. GAAP as indicated in Accounting Standards Codification (ASC) 310-10, and has retrospectively corrected this error. The Company currently monitors the aging of accounts receivable and contract assets for each individual loan and charges off uncollectible balances on an individual loan basis, rather than on a portfolio basis. The Company has revised the disclosure in the registration statement to delete the statement that the Company does not track the contract assets and accounts receivable on an individual loan basis and does not monitor the aging of accounts receivable and contract assets for each individual loan until maturity.

Business

Investor Assurance Programs

Investor Assurance Programs Managed by Us, page 152

4.	Please disclose that during 2018, you elected to compensate investors RMB 1,079,932 for losses due to insufficient investor assurance program funds.

In response to the Staff’s comment, the Company has revised page 155 of the Amendment No. 5.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 10, 2019

Summary of Significant Accounting Policies

(o) Revenue Recognition, page F-20

5.

We note your response to comment 1 and your disclosure on page F-24 in which you state that your allowance for uncollectible receivables methodology is essentially the net expected accumulative loss rate used in determining the fair value of guarantee liabilities. You also state on page 118, that since your payment terms are now structured to collect service fees during the first two to six months of the loan inception for current loan products, the risk of uncollectible amounts is significantly reduced. Considering that your accounts receivable allowance provision of RMB 51.4 million in relation to accounts receivable of RMB 1,517.3 million is significantly less than the net expected accumulative loss rate used in determining the fair value of the guarantee liabilities as disclosed on page F-17, please address the following:

The Company respectfully advises the Staff that the policy disclosed on page F-24 of the Amendment No. 4 was not completely accurate as it is only applicable to contract assets but not to the accounts receivable. The Company began to record accounts receivable for loans facilitated since February 2018 when the Company changed the payment terms. The allowance for uncollectible receivables is estimated on the basis of expected net accumulated loss rates for terms during which losses of such service fees are expected to occur, which are consistent with the terms during which the Company expects to collect service fees. On the other hand, as disclosed on page 118 of the Amendment No. 5, the allowance rate of contract assets are more in line with the expected net accumulated loss rate that is used in estimating the guarantee liabilities.

In response to Staff’s comment, the Company has revised the disclosure to remove the reference to accounts receivable on page F-25 of the Amendment No. 5.

•

Disclose how your current accounts receivable allowance provision rate aligns with your net expected accumulative loss rate and the basis for recognizing such a lower provision, considering also the increase in the your accounts receivable balance from RMB 189,993 at September 30, 2018 to RMB 364,863 at December 31, 2018 and the increase in the net expected accumulative loss rate for current loan products from 11% in 2017 to 11.3% in 2018;

The Company respectfully advises the Staff that the accounts receivable allowance provision rate is not intended to align with the net expected accumulative loss rate applied in estimating guarantee liabilities. The rate applied in estimating guarantee liabilities is based on the net accumulative loss that is expected to occur during the life of the underlying loan. On the other side, the provision rate for accounts receivable is based on the net accumulative loss that is expected to occur during the payment term of service fees, which is only two months for loans facilitated since April 28, 2018, as compared to a typical loan term of 12 months. In addition, the Company no longer records any guarantee liabilities for loans facilitated since April 28, 2018. Meanwhile, a net accumulated loss rate of 11.3% was expected for current loan products facilitated prior to April 28, 2018, the service fees of which were recognized within contract assets instead of accounts receivable.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 10, 2019

The Company has recorded a RMB0.5 billion allowance in relation to the RMB1.5 billion accounts receivable recognized on loans facilitated after February 2018. This implies approximately 3.4% accounts receivable are expected to be uncollectible, which is consistent with the weighted average expected net accumulative loss rate that is expected to occur within the first two months from the date of inception for loans facilitated after February 2018. As shown in the aging of accounts receivable on page F-26 of the Amendment No. 5, the vast majority of the accounts receivable balance as of December 31, 2018 was within the bucket of 0-30 days. The allowance balance as of December 31, 2018 represented approximately 7.7% of the accounts receivable balance. The Company believes the allowance is sufficient to cover the estimated uncollectible receivables.

In response to Staff’s comment, the Company has revised the disclosure on pages 106, 115 and F-25 of the Amendment No. 5.

•	Disclose how your delinquency trends on page 96 impact your accounts receivable allowance provision rate;

The Company respectfully advises the Staff that as explained above in the response to the first bullet point of comment 5, the allowance provision rate of accounts receivable was estimated based on expected net accumulated loss rates for terms during which losses of service fees are expected to occur, which are consistent with the terms during which the Company expects to collect service fees. Since a vast majority of accounts receivable are collectible within the first two months, the accounts receivable allowance rate is expected to be in line with the expected net accumulated loss rate of the first two months of respective loan vintages, as well as the M3+ cumulative delinquency rate for the fifth month on book. Meanwhile, as the Company was able to improve the delinquency rate of loans facilitated throughout 2018, the blended allowance provision rate that was applied in estimating the allowance for all loans facilitated after February 2018 is slightly less than the 5th month M3+ cumulative delinquency rate of loans facilitated in the second quarter of 2018 that is currently disclosed on page 95 of the Amendment No. 5.

In response to the Staff’s comment, the Company has further revised the disclosures on page 118 of the Amendment No. 5.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 10, 2019

•	Disaggregate your rollforwards of contract assets for each period presented to separately disclose collections and write-off between current year and prior periods;

The Company respectfully advises the Staff that the Company has disclosed the movement of contract assets for the years ended December 31, 2017 and 2018 in the Amendment No. 4 (please refer to page F-29 of the Amendment No. 5), which includes the additions, collections and write-offs of contract assets recorded in the respective year. In addition, the Company also has disclosed the net contract asset balance by the year in which they were recorded for each type of loan products as of December 31, 2017 and 2018 in the Amendment No. 4 (please refer to page F-29 of the Amendment No. 5). Moreover, the Company has fully discussed the determination of the allowance on the contract assets within the Management Discussion and Analysis from pages 114 to 118 of the Amendment No. 5, and demonstrated that the Company has appropriately recorded and charged off allowance in accordance with the Company’s accounting policy. Due to changes in its payment terms, no contract assets was recognized on loans newly facilitated after April 28, 2018. The Company expects that the existing balance of contract assets will wind down substantially by the end of 2019. Therefore, the Company believes the current disclosures in relation to the contract assets are sufficient for the financial statement users to understand the Company’s financial position and business results for the periods presented.

•

Disclose in your discussions on pages 115 - 118, consistent with your response to comment 2 in your letter dated March 8, 2019, your assertion as to the appropriateness of the allowance for uncollectible accounts for both accounts receivable and contract assets; and

In response to the Staff’s comment, the Company has revised the disclosures on page 118 of the Amendment No. 5.

•	Considering the termination of your investor assurance program in April of 2018, clarify the historical loss experience utilized in the determination of your allowance.

The Company respectfully advises the Staff that although the Company terminated the investor assurance program that was managed by the Company on April 28, 2018, the Company still monitors the performance of each loan contract facilitated through its marketplace. The Company has accumulated sufficient data in relation to the accumulated loss rate incurred at each repayment date by observing the historical performance of loans facilitated on the Company’s marketplace. Therefore, the Company is able to estimate the allowance provision rate for accounts receivable on a reasonable basis, which approximates the expected accumulated loss rate incurred within the first two months from the date of loan inception, as to loans facilitated after April 28, 2018.

In response to the Staff’s comment, the Company has revised the disclosure on pages 106, 115 and F-25 of the Amendment No. 5.

Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 10, 2019

6.	We note your response to comment 2 and your revised disclosure on page F-25. Please revise to clarify that the correction was an error in accordance with U.S. GAAP.

In response to the Staff’s comment, the Company has revised the disclosures on page F-26 of the Amendment No. 5.

7.

You state on page 104 that currently, you charge a substantial amount of service fees on the same day when the first and second monthly repayments of principal and interest are due and for loans facilitated prior to April 28, 2018, you also collect remaining fees on a monthly basis but that you do not charge such monthly service fees for loans facilitated after April 28, 2018. You also state on pages 115 and F-24, that you began to record accounts receivable up to total fees collectible in the first six months and contract assets for fees collectible in the subsequent months when recognizing revenue from loan facilitation service subsequent to February 2018. Please reconcile these disclosures throughout the filing and specifically disclose when you charge and recognize fees in accordance with the contract terms for each product for the periods presented.

In response to the Staff’s comment, the Company has revised the disclosures on pages 103, 106, 115, F-21, F-25 of the Amendment No. 5.

8.

Disclose in your accounting policy that you do not track contract assets and accounts receivable on an individual loan basis and as such do not monitor the aging of accounts receivable and contracts assets until loan maturity consistent with your prior response and disclosure in the February 6, 2019 registration statement.

The Company respectfully advises the Staff that, as advised in the response to comment 3 above, the statement that “the Company does not track contract assets and accounts receivable on an individual loan basis and as such does not monitor the aging of accounts receivable and contracts assets until loan maturity” is no longer applicable to the Company’s accounting policy. In the Amendment No. 5, the Company has deleted relevant statements that were previously disclosed in the draft registration statement dated February 6, 2019. In addition, as disclosed on page F-25 of the Amendment No. 5, the Company has revised its accounting policy and applied it retrospectively to all periods as required, that accounts receivable and contract assets are identified as uncollectible if any repayment of the underlying loan is 90 days past due.

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Division of Corporation Finance

Office of Financial Services

Securities and Exchange Commission

April 10, 2019

If you have any questions regarding the Amendment No. 2, please contact me at david.zhang@kirkland.com, +852 3761 3318 (work) or +852 9124 8324 (cell), or Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315 (work) or + 86 186 1049 5593 (cell) or Meng Ding at, +852 3761 3309 (work) or +852 5366 8197 (cell). Questions pertaining to accounting and auditing matters may be directed to Neo Lin of Deloitte Touche Tohmatsu Certified Public Accountants LLP at nlin@deloitte.com.cn, +86 21 6141 1990 (work). Deloitte Touche Tohmatsu Certified Public Accountants LLP is the independent registered public accounting firm of the Company.

Thank you for your time and attention.

By:	/s/ David Zhang
David Zhang

Enclosure

c.c.	Chunlin Fan, Chief Financial Officer

David T. Zhang, Esq., Partner, Kirkland & Ellis International LLP

Steve Lin, Esq., Partner, Kirkland & Ellis International LLP

Meng Ding, Esq., Partner, Kirkland & Ellis International LLP

Chris K.H. Lin, Esq., Partner, Simpson Thacher & Bartlett LLP

Daniel Fertig, Esq., Partner, Simpson Thacher & Bartlett LLP

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP